UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

with copies to:

c/o RadNet, Inc.

1510 Cotner Avenue

Los Angeles, CA 90025

(310) 478-7808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 750791102	Page 2 of 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Howard G. Berger, M.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 750791102	Page 3 of 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS HFB Enterprises, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 750791102	Page 4 of 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Fran Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 750791102	Page 5 of 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Howard and Fran Berger Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 750791102	Page 6 of 8

SCHEDULE 13D/A

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D/A as filed February 17, 2015, which amended the statement on Schedule 13D/A as filed on February 13, 2012, which amended the statement on Schedule 13D/A filed on March 19, 2010, which amended and restated the statement on Schedule 13D as filed on June 24, 1992 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

The Schedule 13D was previously filed jointly by Dr. Berger, Fran Berger, the Howard and Fran Berger Family Trust and HFB Enterprises, LLC (collectively, the “Reporting Persons”). This Amendment No. 4 will constitute an exit filing with respect to this Schedule 13D filed by each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, as follows:

On June 29, 2015, the LLC distributed 5,133,114 Shares to its sole member for no consideration. The sole member of the LLC is an irrevocable trust for Dr. Berger’s children but neither he nor Fran Berger have any control over the trust. The Reporting Persons no longer have beneficial ownership over the 5,133,114 Shares that were transferred, to the extent each such Reporting Person previously had beneficial ownership over those Shares. After giving effect to the transfer, the Howard and Fran Berger Family Trust, Dr. Berger and Fran Berger, as trustees of the Howard and Fran Berger Family Trust and the LLC each beneficially owns 0 Shares.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the close of business on June 29, 2015, the Reporting Persons beneficially owned (and continue to own), in the aggregate, a total of 0 Shares.

Item 5(c) of the Schedule 13D is hereby amended to include the following information:

(c)	See Item 3 above regarding the distribution by the LLC of 5,133,114 Shares to the sole member of the LLC.

Item 5(e) of the Schedule 13D is hereby amended to include the following information:

(e)	Each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding Common Stock as of June 29, 2015. Therefore, this Amendment No. 4 will constitute the final amendment to this Schedule 13D and an exit filing for each of the Reporting Persons, and will terminate the obligations of the Reporting Persons to further amend this Schedule 13D.

Item 7. Materials to Be Filed as Exhibits

(a)	The information set forth in the Exhibit Index is incorporated herein by reference.

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CUSIP No. 750791102	Page 7 of 8

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016	Howard G. Berger

/s/ Howard G. Berger, M.D.
Howard G. Berger, M.D

Dated: January 19, 2016	Fran R. Berger

/s/ Fran R. Berger
Fran R. Berger

Dated: January 19, 2016	Howard and Fran Berger Family Trust

By: /s/ Howard G. Berger, M.D.
Howard G. Berger, M.D., co-trustee

By: /s/ Fran R. Berger
Fran R. Berger, co-trustee

Dated: January 19, 2016	HFB Enterprises, LLC

By: /s/ Howard G. Berger, M.D.
Howard G. Berger, M.D., as manager

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CUSIP No. 750791102	Page 8 of 8

SCHEDULE 13D/A

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated February 13, 2012, by and among Howard G. Berger, Fran Berger, the Howard and Fran Berger Family Trust and HFB Enterprises, LLC.*

* Previously filed.

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